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Genzyme Corporation 401(k) Plan Index to Financial Statements and Supplemental Schedule

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 0-14680

GENZYME CORPORATION 401(K) PLAN
(Full Title of the Plan)

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Corporation 401(k) Plan

Index to Financial Statements and Supplemental Schedule

*
Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Genzyme Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Corporation 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 28, 2004

Genzyme Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value:
Registered investment company and pooled separate accounts	$167,388,693	$114,886,246
Common stock funds	31,907,839	18,490,913
Participant loans	2,502,359	2,245,440

Total investments	201,798,891	135,622,599

Receivables:
Employee contributions	624,573	554,742
Employer contributions	1,147,338	1,186,430
Accrued interest	4,889	5,362

Total receivables	1,776,800	1,746,534

Cash and cash equivalents	34,187	—

Net assets available for benefits	$203,609,878	$137,369,133

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

		Common Stock Funds
	Registered Investment Company, Pooled Separate Accounts & Participant Loans
		Genzyme General Division Common Stock Fund	Genzyme Biosurgery Division Common Stock Fund	Genzyme Molecular Oncology Division Common Stock Fund	Total
Additions:
Employee contributions	$21,290,488	$1,618,923	$—	$—	$22,909,411
Employer contributions	9,261,662	1,123,485	—	—	10,385,147
Rollovers	1,070,797	95,923	—	—	1,166,720
Interest and dividend income	1,770,925	16,969	—	—	1,787,894
Net appreciation (depreciation)	28,715,912	12,651,331	(27,144)	2,777	41,342,876

Total additions	62,109,784	15,506,631	(27,144)	2,777	77,592,048

Deductions:
Benefit payments and withdrawals	(10,316,960)	(974,688)	(2,230)	(264)	(11,294,142)
Participant expenses	(45,515)	(11,449)	(184)	(13)	(57,161)

Total deductions	(10,362,475)	(986,137)	(2,414)	(277)	(11,351,303)

Net increase (decrease) prior to interfund transfers	51,747,309	14,520,494	(29,558)	2,500	66,240,745
Interfund transfers	1,072,535	(931,576)	(130,219)	(10,740)	—

Net increase (decrease)	52,819,844	13,588,918	(159,777)	(8,240)	66,240,745
Net assets beginning of year	118,713,810	18,487,306	159,777	8,240	137,369,133

Net assets end of year	$171,533,654	$32,076,224	$—	$—	$203,609,878

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan

Notes to Financial Statements

A. Plan Description

        The following description of the Genzyme Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

        The Plan, a defined contribution plan pursuant to the authorization of Genzyme Corporation's ("Genzyme" or the "Company") Board of Directors (the "Genzyme Board"), was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of Genzyme. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees of Genzyme's wholly-owned subsidiaries in the United States of America who either (1) are scheduled to work 1,000 hours annually or (2) complete 1 year of service are eligible to participate in the Plan, including employees of the former Deknatel Snowden Pencer, Inc., an entity acquired by Genzyme during 1996, who also participate in the Genzyme Surgical Products Corporation Savings and Investment Plan (the "GSP Plan"). Effective December 31, 2000, the GSP Plan was frozen. As of that date, no new contributions from participants in the GSP Plan or Genzyme have been accepted and no new participants have been allowed to enter the GSP Plan. Instead, effective December 31, 2000, participants in the GSP Plan became eligible to participate in the Genzyme Corporation 401(k) Plan.

Plan Administration

        The Plan is administered by the Genzyme Benefit Plans Committee (the "Committee"), which represents Genzyme, the plan sponsor. The Committee was established effective October 4, 2001 to replace its predecessor, the Genzyme 401(k) Committee. The Committee consists of at least three persons who are appointed by the Genzyme Board. The Committee has the authority to determine the eligibility of employees, interpret Plan provisions and make final decisions in disputes involving any Participant's interest in the Plan. The Committee also has responsibility for the general administration of the Plan.

        Effective October 4, 2001, the Compensation Committee of the Genzyme Board was authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan.

        Effective October 4, 2001, the Compensation Committee of the Genzyme Board approved the following:

  •
  the Genzyme Benefit Plans Committee was delegated the authority to determine and effectuate any and all provisions of the Plan necessary to comply with all applicable laws (including without limitation interpretations of such laws by appropriate governmental agencies) and contractual obligations of the Company.

  •
  the Genzyme Benefit Plans Committee was delegated the authority to approve and effectuate any amendments to the Plan permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

Plan Amendments

        Effective January 1, 2003, the Committee amended the Plan to clarify how the hours of service provided by an employee will be credited and to reflect compliance with the requirements of Internal Revenue Service ("IRS") Revenue Procedure 2002-29 that amend certain distribution provisions of the Plan. Effective July 1, 2002, the Committee amended Article VI of the Plan to provide for "catch-up-contributions" as permitted by EGTRRA. Effective January 1, 2002, the Committee amended the Plan to reflect the certain provisions of EGTRRA, and as good faith compliance with the requirements of EGTRRA. Effective June 18, 2000, the Committee amended the Plan to correct a scrivener's error in paragraph (a)(4) of Article IX of the Plan regarding Participant distributions. Effective June 18, 2000, the Committee amended paragraph (a) of Article VI of the Plan, to clarify that elective contributions must be expressed as a fixed percentage of pay.

        Participants should refer to the Summary Plan Description for a more complete description of these amendments.

Investment Options

        The following participant-directed investment options were available to Participants during 2003:

  •
  CIGNA Bank and Trust Company, FSB, f/k/a CG Trust Company ("CIGNA") Separate Accounts

  —
  Fidelity Puritan Account(1);

  —
  The S&P 500 Index Fund;

  —
  The Templeton Foreign Account;

  —
  The Janus Account;

  —
  The INVESCO Dynamics Account;

  —
  The Small Cap Value/Perkins Wolf McDonnell Fund;

  —
  The Small Cap Growth/Times Square Fund;

  —
  The INVESCO Small Company Growth Account;

  —
  The Lazard International Equity Account;

  —
  The Core Bond Fund;

  —
  The Large Cap Value Fund (sub-advised by Wellington Management);

  —
  The Mid Cap Value Fund (sub-advised by Wellington Management);

  —
  The Mid Cap Growth/Artisan Partners;

  —
  The Guaranteed Income Fund;

  —
  The Guaranteed Securities Separate Account;

  •
  The Putnam Voyager Fund;

  •
  The Fidelity Investments Puritan Fund; and

  •
  Genzyme Common Stock Funds(2).

        Reallocation of account balances among participant directed investment options can be requested and processed on a daily basis.

(1)
Effective September 2, 2003, the CIGNA Fidelity Puritan Account was eliminated from the Plan and was replaced with the Fidelity Investments Puritan Fund. On September 2, 2003, any funds that remained in the CIGNA Fidelity Puritan Account were transferred to the Fidelity Investments Puritan Fund.

(2)
Prior to July 1, 2003, there were three Genzyme common stock funds:

  •
  The Genzyme General Division Common Stock Fund. At December 31, 2003, this fund was invested solely in shares of Genzyme General Division Common Stock which we refer to as "Genzyme General Stock". Amounts contributed to the Genzyme General Division Common Stock Fund could be invested in short-term investments pending the purchase of Genzyme General Stock.

  •
  The Genzyme Biosurgery Division Common Stock Fund. Through June 30, 2003, this fund was invested solely in shares of Genzyme Biosurgery Division Common Stock, which we refer to as "Biosurgery Stock." No new contributions could be directed to this fund.

  •
  The Genzyme Molecular Oncology Division Common Stock Fund. Through June 30, 2003, this fund was invested solely in shares of Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock". No new contributions could be directed to this fund.

  Effective July 1, 2003, Genzyme eliminated its tracking stock capital structure by exchanging, in accordance with the provisions of its charter, each share of Biosurgery Stock for 0.04914 of a share of Genzyme General Stock and each share of Molecular Oncology Stock for 0.05653 of a share of Genzyme General Stock. Accordingly, since July 1, 2003, Genzyme has had one outstanding series of common stock, which trades on the Nasdaq National Market under the ticker symbol GENZ.

  As a result of the elimination of Genzyme's tracking stock structure, effective July 1, 2003, all investments in the Genzyme Biosurgery Common Stock Fund and the Genzyme Molecular Oncology Common Stock Fund were converted into investments in the Genzyme General Division Common Stock Fund using the conversion ratios described above.

  Effective May 27, 2004, Genzyme amended its charter to eliminate the separate designations of its series of common stock as Genzyme General Stock, Genzyme Biosurgery Stock and Genzyme Molecular Oncology Stock, and what was formerly Genzyme General Stock is now referred to simply as "Genzyme common stock." As a result, effective May 27, 2004, the Genzyme General Division Common Stock Fund is now referred to as simply the "Genzyme Common Stock Fund."

Employee Contributions

        The Plan is a defined contribution plan. Eligible employees may elect, through salary reduction agreements, to have up to 18% or a maximum of $12,000 (adjusted under such regulations as may be issued from time to time by the U.S. Secretary of Treasury) of their eligible compensation (as defined by the Plan) contributed on a pre-tax basis to the Plan each year on their behalf. Participant's who are age 50 or older by December 31, 2003 may make catch-up contributions to the Plan, subject to annual limits. For 2003, the catch-up limit was $2,000. This amount will be increased by $1,000 each year until 2006, when the maximum catch-up limit will be $5,000. Catch-up contributions are not eligible for matching contributions. Changes in withholding percentages are permitted on a pay period to pay period basis. New employees with funds held under a previous employer's qualified plan are permitted to invest such funds in the Plan. These investments are classified as "rollovers" on the accompanying statement of changes in net assets available for benefits. A Participant's salary reduction contribution for a plan year may be further limited by the administration rules of the Code, if the Participant is considered to be a highly compensated employee within the meaning of the Code.

Employer Contributions

        The employer makes bi-weekly matching contributions equal to 100% of the elective contributions made to the Plan by the Participant to the extent that such elective contributions do not exceed 2% of the Participant's eligible compensation for such pay period, and 50% of the amount of elective contributions made to the Plan by the Participant to the extent such elective contributions exceed 2% but do not exceed 6% of the Participant's eligible compensation for such pay period. Genzyme's contributions were $10,385,147 for the year ended December 31, 2003. The employer may also contribute a percentage of a Participant's eligible compensation determined by the employer in its discretion, not to exceed 3% of the Participant's eligible compensation.

        Participants may invest their contributions in increments determined at their own discretion. Employer contributions are invested as directed by the Participants. If a Participant does not provide direction with respect to the investment of the Participant's contributions, that Participant's contributions will automatically be invested in the Guaranteed Securities Separate Account.

Participant and Forfeited Accounts

        An individual account is maintained for each of the Plan's Participants to reflect the Participant's share of the Plan's investment income, the employer's matching contribution and the Participant's contribution. Investment income or loss is allocated based on the balances of Participants' individual accounts. Forfeitures are used to reduce future employer matching contributions. Forfeited, non-vested matching accounts totaling $193,909 were used to reduce employer contributions during the year ended December 31, 2003. At December 31, 2003, forfeited accounts totaled $142,552.

Vesting

        Prior to June 18, 2000, Participants had a 100% nonforfeitable interest in all contributions made to the Plan on their behalf. Effective June 18, 2000, the Plan was amended to implement a four-year vesting schedule for employer matching contributions for employees hired after that date, with 20% vesting for service of less than one year, 40% vesting upon one year of service and 20% vesting for each year of service thereafter. Any individual who was an employee of Genzyme on June 18, 2000 is 100% vested in all of his accounts under the Plan (including his employer matching contribution account), and any individual who was 100% vested in his accounts under the Genzyme Surgical Products Corporation Savings and Investment Plan on September 1, 2000, and thereafter becomes a Participant in the Plan, is 100% vested in his accounts under the Plan (including his employer matching contribution account). Participants become fully vested in their employer matching contribution account if they retire on or after the Plan's normal retirement age, become permanently or totally disabled while employed, or die while employed.

Benefits and Withdrawals

        Benefits are distributable from the Plan upon the Participant's (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of his disability (as determined by the Social Security Administration), (3) severance of employment, or (4) death. In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59 1/2, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant's election, may include some or all of the Participant's holdings of Genzyme common stock.

Loans to Participants

        Participants may obtain a loan from the Plan collateralized by one-half of the Participant's vested interest in the Plan. No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a primary residence, a longer repayment period may be allowed. Loan transactions are treated as net interfund transfers to or from investment funds, from or to the Participant loan fund, as applicable. All loans must bear interest at the prime rate as posted in the monthly rates section of The Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. The interest rates on loans outstanding as of December 31, 2003 and 2002 ranged between 4.0% and 9.5%. As repayments are made, both principal and interest are added back to the investment funds in which the Participant's account is invested.

        The Plan had Participant loans outstanding of $2,502,359 at December 31, 2003 and $2,245,440 at December 31, 2002. Outstanding Participant loans are classified as participant-directed investments on the accompanying statements of net assets available for benefits.

B. Summary of Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared using the accrual method of accounting.

Cash Equivalents

        The Plan considers cash equivalents to be short-term, highly liquid investments, with initial maturities of less than three months.

Investment Valuation and Income Recognition

        Units of participation in the CIGNA separate accounts are valued at net asset value as reported to the Plan by CIGNA, which is supposed to approximate fair value. Investments in mutual funds, such as the Putnam Voyager Fund and the Fidelity Investments Puritan Fund, are stated at fair value based on each fund's reported net asset value on the last business day of the year. The Genzyme General Division Common Stock Fund is stated at fair value, based upon quoted market prices in an active market on the last business day of the Plan year. Participant loans are valued at cost plus accrued interest, which is supposed to approximate market value.

        Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for plan benefits which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

        Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

        Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Benefits are recorded when paid.

Use of Estimates

        The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

        The Plan provides for various investment options, which invest in stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

C. Investments

        The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2003	2002
S&P 500 Index Fund	$38,269,637	$26,880,438
Genzyme General Division Common Stock Fund(1)	31,907,839	18,322,895
Fidelity Investments Puritan Fund(2)	26,397,842	—
Fidelity Puritan Account(2)	—	20,158,086
Guaranteed Securities Separate Account	15,387,239	12,711,827
Mid Cap Growth Artisan Partners	15,300,921	9,556,146
Guaranteed Income Fund	11,434,933	9,894,180

(1)
Effective May 27, 2004, the Genzyme General Division Common Stock Fund is referred to as simply the Genzyme Common Stock.

(2)
Effective September 2, 2003, the CIGNA Fidelity Puritan Account was eliminated from the Plan and was replaced with the Fidelity Investments Puritan Fund. On September 2, 2003, any funds that remained in the CIGNA Fidelity Puritan Account were transferred to the Fidelity Investments Puritan Fund.

        During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including investment income and dividends) by $43,130,770 as follows:

Net appreciation in fair value:
Pooled separate accounts	$23,720,317
Mutual funds	4,995,595
Genzyme General Division Common Stock Fund	12,626,964

Net appreciation in fair value	41,342,876

Investment income:
Pooled separate accounts	1,007,677
Mutual funds	763,248
Genzyme General Division Common Stock Fund	16,969

Investment income	1,787,894

Total investment income	$43,130,770

D. Qualification under the Internal Revenue Code

        The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated April 4, 2002.

        The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and EGTRRA. The Plan administrator and the Plan's tax counsel are not aware of any facts that would cause the Plan to fail. The Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Therefore, no provision for income taxes is required.

E. Amendment or Termination of the Plan

        Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant's interest accrued to the date of the merger, consolidation, or transfer. If Genzyme discontinues its contributions or if the Plan is fully or partially terminated, the affected Participant's rights to benefits will remain fully vested if vested prior to such action.

F. Related Parties

        Certain plan investments are separate accounts managed by CIGNA. CIGNA is the trustee and custodian as defined by the Plan and, therefore, these transactions are deemed to be party-in-interest transactions. Fees paid by the Plan for the investment management and administrative services amounted to $57,161 for the year ended December 31, 2003. Participant loans are also considered party-in-interest transactions.

        During the year ended December 31, 2003, the Plan purchased units in the Genzyme General Division Common Stock Fund in the amount of $4,919,645, sold units in the Genzyme General Division Common Stock Fund in the amount of $4,118,036, had net investment appreciation of $12,626,964 and $11,647 of administrative expenses related to the Genzyme General Division Common Stock Fund. The total value of the Plan's investment in the Genzyme General Division Common Stock Fund was $31,907,839 at December 31, 2003 and $18,490,913 at December 31, 2002.

G. Adminstrative Expenses

        Administrative expenses relating to the Plan are paid by Genzyme, the Plan sponsor.

H. Subsequent Event

        On April 1, 2004, Prudential Financial purchased CIGNA's retirement business. As of that date, Prudential Retirement acts as the administrative agent for Connecticut General Life Insurance Company providing all services CIGNA formerly provided to the Plan.

Genzyme Corporation 401(k) Plan
Schedule of Assets (Held at End of Year)
Form 5500-Schedule H, Part V, Item 4i
December 31, 2003

Identity of Issue	Description of Investment	Units/Shares	Historical Cost	Fair or Contract Value
*CIGNA	Guaranteed Income Fund	314,393	**	$11,434,933
*CIGNA	S&P 500 Index Fund	611,433	**	38,269,637
*CIGNA	Templeton Foreign Account	412,397	**	6,671,472
*CIGNA	Guaranteed Securities Separate Account	1,090,279	**	15,387,239
*CIGNA	Janus Account	184,690	**	7,656,689
*CIGNA	INVESCO Dynamics Account	294,739	**	6,322,423
*CIGNA	Small Cap Value/Perkins Wolf McDonnell	453,559	**	9,227,429
*CIGNA	Small Cap Growth/Times Square Fund	199,901	**	3,437,098
*CIGNA	INVESCO Small Company Growth Account	141,056	**	3,750,471
*CIGNA	Lazard International Equity Account	158,435	**	2,654,627
*CIGNA	Core Bond Fund	376,695	**	5,140,896
*CIGNA	Large Cap Value Fund/Wellington Management	295,809	**	3,049,365
*CIGNA	Mid Cap Value Fund/Wellington Management	338,510	**	4,936,811
*CIGNA	Mid Cap Growth/Artisan Partners	1,707,506	**	15,300,921
*CIGNA	Cash transaction account	N/A	**	34,187
Putnam	Putnam Voyager Fund	489,012	**	7,750,840
Fidelity Investments	Fidelity Puritan Fund	1,429,228	**	26,397,842
*Genzyme General Division	Common Stock	647,349	**	31,907,839
*Participant Loan Fund	Loans with interest rates between 4.00% and 9.50% maturing through 2023		**	2,502,359

				$201,833,078

*
Denotes party-in-interest.

**
Participant-directed amounts are not required to be disclosed.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME CORPORATION 401(k) PLAN
By: Genzyme Benefit Plans Committee
Date: June 28, 2004	By:	/s/ ZOLTAN A. CSIMMA Zoltan A. Csimma
Senior Vice President, Human Resources of Genzyme Corporation and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP. Filed herewith.